FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 28, 2024

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Notice to Shareholders

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), hereby informs its shareholders and the public in general, that the dividends declared by the Company at the Annual and Extraordinary Shareholders’ Meeting held on October 22, 2024 (“GSM”), in the amount of R$155,000,000.00, equivalent to R$ 1. 555983425 per share, exempt from income tax in accordance with Law No. 12,973/2014, shall be paid to Shareholders as from November 14, 2024, based on the shareholding position on October 22, 2024. As of October 23, 2024 the Company’s shares trading at São Paulo’s Stock Exchange (B3 – Brasil, Bolsa, Balcão) shall be ex-dividend.

The payment will be credited to Shareholders’ bank accounts informed to Itaú Corretora de Valores S.A., the depositary institution for the Company’s shares, on the payment date indicated above. Please be advised that the shareholders whose shares are in custody at B3 will receive the proceeds by means of their custodians, and holders of ADRs (American Depositary Receipts) shall receive their proceeds by means of the depositary institution hired - the Bank of New York Mellon.

For Shareholders whose registry information does not contain the Individual or Corporate Taxpayers Register Number (CPF/CNPJ) or information about their “Bank/Branch/Account Number”, dividends will be paid only as of the 3rd business day after the information update in the electronic files of Itaú Corretora de Valores S.A.

The dividends not claimed within 3 (three) years counted as from the date on which they were made available to shareholders will be forfeited in favor of the Company in accordance with Article 287, item II, Law No 6.404/76 and Article 41 of the By-laws.

São Paulo, October 22, 2024

Gustavo Javier Lopez

CFO & IRO

Investor Relations:

Phone: +55 (11) 3035-5374

E-mail: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2024	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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